UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       May 2003

              File No.    0-31222

Firelight Corporation

(Name of Registrant)

#215 12904-50 Street, Edmonton, Alberta Canada T5A 4L2

(Address of principal executive offices)

1.

Press Release dated June 17, 2003

2.

Quarterly Report to Shareholders and Interim Financial Statements (unaudited) for the 6-Month Period Ended March 31, 2003

3.

Management Proxy/Information Circular dated May 2, 2003

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F XXX

         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRELIGHT CORPORATION

(Registrant)

Dated:  June 27, 2003

    Signed:  /s/ Roy McDonald, Director

FIRELIGHT CORPORATION

PRESS RELEASE

FOR IMMEDIATE RELEASE                                                                                    TSXV “FRL”

June 17, 2003

Firelight Corporation (“Firelight”) advises that a lawsuit has been filed in the Supreme Court of British

Columbia in Vancouver, British Columbia, naming Firelight, two its officers and directors and its controlling shareholders as defendants. The plaintiff, Peter Van Hee (“Van Hee”), an employee of Union

Securities Ltd., alleges breach of contract by the defendants under which he claims ownership of a material number of shares of Firelight held by the other three defendants.

Firelight and its related parties consider the lawsuit to be wholly without merit. The defendants will defend the allegations vigorously, and will seek costs of the action against Van Hee.

For further information please contact:

Firelight Corporation

Attention: Brad Hope, President

Tel: 1-888-465-3995

Fax: (250) 295-3512

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited – See Notice to Reader)

TERRY AMISANO LTD.                                                                                                 AMISANO HANSON

KEVIN HANSON, CA                                                                                               CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Firelight Corporation as at March 31,

2003 and the interim consolidated statements of income and deficit and cash flows for the three and six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada                                                                                         “AMISANO HANSON”

May 29, 2003                                                                                                   Chartered Accountants

750 WEST PENDER STREET, SUITE 604                                                                                                                                     TELEPHONE:  604-689-0188

VANCOUVER CANADA                                                                                                                                                                        FACSIMILE: 604-689-9773

V6C 2T7                                                                                                                                                                                                     E-MAIL: amishan@telus.net

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2003 and September 30, 2002

(Unaudited – See Notice to Reader)

ASSETS	(Unaudited) March 31, 2003	(Audited) September 30, 2002
Current
Cash	$ 7,769	$ 29,935
Accounts receivable	353,297	124,982
Inventory	71,723	51,056
Prepaid expenses	3,823	25,979
	436,612	231,952
Capital assets	5,844	6,854
Other assets	375,640	435,974
	$ 818,096	$ 674,780
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 608,462	$ 517,120
Deferred income	5,504	17,856
Loans payable – Note 4	153,178	143,093
	767,144	678,069
Due to related parties – Note 4	279,936	233,504
	1,047,080	911,573

SHAREHOLDERS DEFICIENCY
Share capital	3,302,535	3,302,535
Deficit	(3,531,519)	(3,539,328)
	(228,984)	(236,793)
	$ 818,096	$ 674,780

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

for the three and six months ended March 31, 2003 and 2002

(Unaudited – See Notice to Reader)

	Three Months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Revenue
Sales	$ 273,550	$ 292,725	$ 626,297	$ 513,493
Royalties	5,014	10,937	21,833	29,405
	278,564	303,662	648,130	542,898

Direct Costs
Freight	28,435	16,606	41,065	18,276
Media and product costs	100,487	195,915	174,909	300,306
Royalties	21,628	13,744	131,382	35,925
	150,550	226,265	347,356	354,507
	128,014	77,397	300,774	188,391
General and administrative expenses - Schedule 1	149,930	151,639	292,965	342,958
Net income (loss) for the period	(21,916)	(74,242)	7,809	(154,567)
Deficit, beginning of the period	(3,509,603)	(3,271,625)	(3,539,328)	(3,191,300)
Deficit, end of the period	$ (3,531,519)	$ (3,345,867)	$ (3,531,519)	$ (3,345,867)
Basic and diluted earnings (loss) per share	$ (0.00)	$ (0.01)	$ 0.00	$ (0.01)

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended March 31, 2003 and 2002

(Unaudited – See Notice to Reader)

	Three Months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Operating Activities
Net income (loss) for the period	$ (21,196)	$ (74,242)	$ 7,809	$ (154,567)
Add items not affecting cash:
Amortization	14,797	14,967	29,595	29,717
Development costs charged to direct Costs	14,728	19,460	31,749	27,876
	7,609	(39,815)	69,153	(96,974)
Changes in non-cash working capital Items related to operations:
Accounts receivable	(66,200)	(89,399)	(228,315)	(141,691)
Inventory	3,512	350	(20,667)	1,287
Prepaid expenses	(2,239)	(80,513)	22,156	(91,437)
Accounts payable and accrued Liabilities	27,909	(164,120)	91,342	(109,486)
Customer deposits	-	16,550	-	16,550
Deferred income	(6,328)	42	(12,352)	24,233
	(35,737)	(356,905)	( 78,683	(397,518)
Investing Activity
Acquisition of capital assets	-	(2,875)	-	(2,875)
Financing Activities
Increase (decrease) in loan payable	5,047	(11,777)	10,085	3,235
Repayment of long-term debt	-	(2,314)	-	(5,815)
Increase in due to related parties	29,100	(115,089)	46,432	(95,423)
Issuance of common shares	-	457,912	-	457,912
	34,147	328,732	56,517	359,909
Decrease in cash during the period	(1,590)	(31,048)	(22,166)	(40,484)
Cash, beginning of the period	9,359	34,163	29,935	43,599
Cash, end of the period	7,769	3,115	7,769	3,115

…/Cont’d.

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION Continued

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended March 31, 2003 and 2002

	2003	2002	2003	2002
Supplemental disclosure of cash flow Information
Cash paid for:
Interest	$ 6,451	$ 14,779	$ 12,926	$ 32,766
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

INTERIM CONSOLIDATED

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

for the three and six months ended March 31, 2003 and 2002

(Unaudited – See Notice to Reader)

	Three Months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002

Advertising and promotion (recovery)	$ 14,896	$ (23,404)	$ 18,801	$ 33,918
Amortization	14,797	14,967	29,595	29,717
Bad debts (recovery)	(260)	-	3,478	-
Bank charges, interest and loan fees - Note 4	6,451	14,779	12,926	32,766
Consulting fees – Note 4	17,000	-	24,000	-
Foreign exchange loss (gain)	(22,195)	445	(15,442)	(1,196)
Insurance	6,248	543	4,105	753
Interest on long-term debt	-	19	-	102
Investor relations	4,967	10,500	11,336	21,000
License, dues and transfer agent fees	5,159	3,538	6,607	5,398
Management and consulting fees	11,451	22,144	20,188	27,944
Office and sundry	1,101	837	1,251	1,871
Product development (recovery)	-	(9,905)	-	-
Professional fees	27,704	42,898	36,058	44,441
Rent	750	750	1,500	1,500
Retainer	58,950	64,863	123,390	129,232
Telephone and utilities	2,796	7,123	5,591	9,704
Travel	115	1,542	9,581	5,808
	$ 149,930	$ 151,639	$ 292,965	$ 342,958

SEE ACCOMPANYING NOTES

FIRELIGHT CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited – See Notice to Reader)

Note 1               Interim Reporting

While the information presented in the accompanying interim three and six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company’s audited September 30, 2002 financial statements. Except as disclosed below, these statements follow the same accounting policies and methods of their application as the Company’s audited September 30, 2002 annual financial statements.

Note 2               Changes in Accounting Policies

Stock-based Compensation

Effective October 1, 2002, the Company adopted the CICA’s new handbook section 3870, Stock-based Compensation and Other Stock-based payments. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all stock-based awards made to employees but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. As no compensation expense is recognized when stock options are granted to employees, the Company discloses the pro-forma effect of accounting for these awards as if the fair value method had been used. The adoption of this new standard has resulted in no changes to amounts previously reported.

Note 3               Share Capital – Notes 5 and 6

a)

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred non-voting shares without par value

b) Issued:	Number	$
Balance, beginning and end of period	12,823,252	3,302,535

Note 3              Share Capital – Notes 5 and 6 - (cont’d)

a)

Escrow:

At March 31, 2003, 3,566,666 common shares are held in escrow, the release subject to the consent of the TSX Venture Exchange. These escrow shares were to be released at the rate of one share for each $0.36 of cash flow generated by the Company. Any shares remaining in escrow on September 16, 2001 were to be cancelled.

On April 16, 2003, the Company’s application for the conversion of its performance escrowed shares to a time release escrow agreement was approved by the TSX Venture

Exchange. The first release under the new agreement is September 30, 2003.

b)

Commitments:

Stock-based Compensation Plan

At March 31, 2003, the Company has granted the directors and employees the option to purchase 972,000 common shares of the Company. The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

A summary of the status of the Company’s share purchase plans as at March 31, 2003 and 2002 and changes during the six months ending on these dates is presented below:

	2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of Period	1,002,000	$0.33	952,000	$0.35
Granted	180,000	$0.20	100,000	$0.20
Expired	(210,000)	$0.44	-	-
Outstanding at end of period	972,000	$0.28	1,052,000	$0.34

Firelight Corporation

Notes to the Interim Consolidated Financial Statements

March 31, 2003 and 2002

(Unaudited – See Notice to Reader) - Page 3

Note 3               Share Capital – Notes 5 and 6 – (cont’d)

d) Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The following summarizes share purchase options outstanding at March 31, 2003:

Number	Exercise Price	Expiry Date
157,000	$0.27	March 9, 2004
200,000	$0.27	March 9, 2005
235,000	$0.40	November 2, 2005
50,000	$0.20	January 9, 2007
50,000	$0.20	January 9, 2004
100,000	$0.20	June 4, 2007
180,000	$0.20	February 10, 2008
972,000

The Company does not record compensation expense on the granting of stock options to employees and directors. Disclosure of the pro-forma loss and pro-forma loss per share for the six-months ended March 31, 2003, had the Company elected to follow the fair value method using the Black-Scholes option pricing model is as follows. The pro forma effect of awards prior to September 30, 2002 has not been included.

	Six months ended March 31,
	2003	2002
Net income (loss) for the period as reported	$ 7,809	$ (154,567)
Stock-based compensation	(21,600)	-
Pro forma income (loss) for the period	$ (13,791)	$ (154,567)
Pro forma basic and diluted earnings (loss) per share	$ (0.00)	$ (0.01)

The following assumptions were used for the Black-Scholes model:

Risk free interest rate		3.48%
Dividend yield		0.0%
Expected volatility		146.4%
Weighted average expected stock option life		5 years

Firelight Corporation

Notes to the Interim Consolidated Financial Statements

March 31, 2003 and 2002

(Unaudited – See Notice to Reader) - Page 4

Note 3                Share Capital – Notes 5 and 6 – (cont’d)

c)

Commitments: – (cont’d)

d)

Stock-based Compensation Plan – (cont’d)

The weighted average fair value at the date of the grant of employee and director stock options granted are as follows:

	2003	2002
Weighted average fair value	$ 0.12	$ -
Total options granted	180,000	-
Total fair value of options granted	$ 21,600	-

Share Purchase Warrants

At March 31, 2003, there were 202,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
152,000	$0.30	May 17, 2003
50,000	$0.50	Earlier of repayment of Certain loans payable or June 1, 2003

202,000

Note 4 Related Party Transactions

a) During the period, the Company incurred the following expenses with a director, the spouse of a director and a company controlled by a director:

	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Consulting fees	$ 17,000	$ -	$ 24,000	$ -
Interest	5,047	-	10,085	-
	$ 22,047	$ -	$ 34,085	$ -

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Firelight Corporation

Notes to the Interim Consolidated Financial Statements

March 31, 2003 and 2002

(Unaudited – See Notice to Reader) - Page 5

Note 4              Related Party Transactions – (cont’d)

b) The loans payable are due to a spouse of a director and a company owned by a director and related family. Certain of these loans bear interest at 10% per annum, other loans bear monthly interest of $1,500, are due on demand and are secured by certain assets of the Company.

c) The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

Note 5              Commitment

On March 7, 2003, the Company entered into a letter of intent with Nantucket Ventures,

LLC (“Nantucket”), whereby Nantucket agreed to subscribe to a private placement of a minimum of 10,500,000 common shares and a maximum of 15,750,000 common shares of the Company at US$0.0762 (CDN$0.12) per share for total consideration of between US$800,000 (CDN$1,174,240) and US$1,200,000 (CDN$1,761,360). Nantucket will also be issued an option to acquire a number of common shares equal to 15,750,000 common shares less the number of common shares subscribed for under the private placement. The option will have a term of two years from the date of closing and an exercise price of US$0.095 (CDN$0.14) per share.

In addition, Nantucket will acquire 4,749,983 common shares issued to two directors of the Company and a company with common directors (“Multivision”) at $0.043

(CDN$0.06) per share for aggregate consideration of US$205,015 (CDN$300,921).

In conjunction with the above, Multivision will assign to the Company all of Multivision’s rights and interest in the Accu-Master Golfclub Strike, and in return the Company will assign its right to the Firelight II barbeque unit to Multivision and all royalty payments from the Company to Multivision in connection with the sales of the Firelight II barbque unit will cease.

Firelight Corporation

Notes to the Interim Consolidated Financial Statements

March 31, 2003 and 2002

(Unaudited – See Notice to Reader) - Page 6

Note 6              Subsequent Events – Note 3

Subsequent to March 31, 2003:

i) the Company granted 25,000 share purchase options at an exercise price of $0.20 per share to a consultant. These share purchase options expire April 17, 2005 and are subject to TSX Venture Exchange approval;

ii) the Company agreed to issue 100,000 common shares at $0.18 per share to settle debt of $18,000 (included in due to related parties as at March 31, 2003). This transaction is subject to TSX Venture Exchange approval;

iii) a lawsuit was filed against the Company, two directors of the company and a company with common directors with respect to unpaid compensation shares owing to the individual for assisting the Company in obtaining the endorsement rights to Butch

Harmon’s golf instructional videos. The suit alleges that the individual was entitled to share equally in all compensation received by the directors and the related company.

Management of the Company believes this claim is without foundation or merit; and

iv) 152,000 share purchase warrants with an exercise price of $0.30 per share expired.

Note 7             Comparative Figures

Certain of the comparative figures have been restated to conform with the current period’s presentation.

Note 8             Segmented Information

The Company’s revenue is derived from the following geographic segments:

	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Canada	$ 854	$ 8,211	$ 13,825	$ 8,234
United States	208,470	212,701	426,051	451,914
Japan	69,240	82,750	198,015	82,750
United Kingdom	-	-	10,239	-
	$ 278,564	$ 303,662	$ 648,130	$ 542,898

FIRELIGHT CORPORATION

ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 30, 2003

NOTICE OF MEETING

AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FIRELIGHT CORPORATION OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIALMEETING OF SHAREHOLDERS OF FIRELIGHT CORPORATION TO BE HELD ON FRIDAY, MAY 30, 2003.

TO BE HELD AT:

Chamber of Commerce Boardroom

600 SunLife Place

10123 - 99 Street

Edmonton, Alberta

T5J 3H1

At 3:00 p.m.

Dated: April 28, 2003

FIRELIGHT CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING of holders of common shares of FIRELIGHT CORPORATION (the “Corporation”) will be held at the Chamber of Commerce Boardroom, 600 SunLife Place, 10123 - 99 Street, Edmonton, Alberta on Friday, May 30, 2003 at 3:00 p.m. for the following purposes:

1.       to receive and consider the financial statements of the Corporation for the fiscal year ended

          September 30, 2002 and the report of the auditor thereon;

2.       to fix the number of directors of the Corporation at five (5);

3.       to elect the Board of Directors of the Corporation for the ensuing year;

4.       to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of

   Directors to fix the auditor's remuneration;

5.      to consider and, if deemed advisable, to approve, adopt and ratify, with or without modification,

         the ordinary resolution, as more particularly set forth in the Management Information Circular,

         relating to a new stock option plan for the Corporation; and

6.      to transact such other business as may be properly brought before the meeting or any adjournment thereof.

DATED this 28 th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”_____________________

                                                                    Roy McDonald

                                                                                                   Chief Financial Officer and Director

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be received by CIBC Mellon Trust Company, 600, 333 - 7 th Avenue S.W., Calgary, Alberta, T2P 2Z1 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

FIRELIGHT CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“MANAGEMENT INFORMATION

CIRCULAR”) IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF FIRELIGHT CORPORATION (THE “CORPORATION”) of proxies for the annual general and special meeting of holders of common shares (“Common Shares”) of the Corporation (the “Meeting”) to be held on Friday, May 30, 2003, at 3:00 p.m., at the Chamber of Commerce Boardroom, 600 SunLife Place, 10123 - 99 St., Edmonton Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form. In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Corporation's transfer agent, CIBC Mellon Trust Company, 600, 333 - 7 th Avenue S.W.,

Calgary, Alberta, T2P 2Z1, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Corporation or with CIBC Mellon Trust Company, 600, 333 -7 th Avenue S.W., Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from

Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to

ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Corporation.

QUORUM

A quorum of shareholders is present at a meeting of shareholders if a holder or holders of not less than 5% of the shares entitled to vote at a meeting of shareholders are present in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. As at the effective date of this Management Information Circular (the ”Effective Date”) which is April 15, 2003, the Corporation has 12,823,252 Common Shares without nominal or par value outstanding. There are no other shares outstanding, of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on April 10, 2003 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Compensation of

Executive Officers”) of the Corporation, as at the Effective Date, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, except for as indicated below:

Name	Number of Common Shares	Type of Ownership	Percentage of Class Held
Multivision Holdings Ltd. Edmonton, Alberta	4,749,983	Beneficial (1)	37.0

Note:

(1) Multivision Holdings Ltd. is a private company beneficially owned and controlled by Norman Hope and Roy McDonald,

both officers and directors of the Corporation.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

As at the date hereof, the Corporation has two Executive Officers, both of whom are directors. “Executive Officer” means the Chairman and any vice-chairman of the Board of Directors, president, secretary or any vice-president and any officer of the Corporation or its subsidiary who performs a policy making function in respect of the Corporation. The aggregate cash compensation (including salaries, fees, director’s fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) paid to the Executive Officers in their capacity as an Executive Officer was $2,500.

Summary Compensation

The following table, presented in accordance with the Regulations made under the Securities Act (British

Columbia) (the “Regulation”), sets forth all annual and long term compensation for services in all capacities to the Corporation for the three most recently completed fiscal years (to the extent required by the Regulation), in respect of the individual(s) who were, at the date hereof, acting in a capacity similar to a Chief Executive Officer of the Corporation and the four most highly compensated Executive Officers whose compensation was greater than $100,000 (“Named Executive Officers”).

		Annual Compensation			Long Term Compensation Awards Payouts
Name and Principal position	Period Ended September 30	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities Under Options/ SARs (1) Granted	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All other Compensation ($)
Norman B. Hope Chief Executive Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 218,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Roy McDonald Chief Financial Officer	2002 2001 2000	2,500 nil nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 217,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) “SARs” or “Stock appreciation right” means a right granted by the Corporation, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) “LTIP “ or “long term incentive plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Compensation of Directors

There has been no cash compensation (including salaries, director's fees, commissions and bonuses paid for services rendered) paid to outside directors (i.e. directors who are not also Executive Officers) or corporations controlled by them, by the Corporation since incorporation. Since incorporation, no cash compensation was paid to any director of the Corporation in his capacity as a director. See “Other Compensation” below.

Executive Officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the

Corporation to such Executive Officers in their capacity as Executive Officers. See “Compensation of

Executive Officers”.

Corporate and Advisory LLC, a company controlled by Philip Bucknell, a director of the Corporation is owed funds in the amount of $18,000 for consulting services.

Stock Options

The Corporation has in place a share option plan (the “Plan”). The purpose of the Plan is to offer to directors, officers, employees and consultants of the Corporation and its affiliates the opportunity to acquire a proprietary interest in the Corporation, thereby providing an incentive to such parties to promote the best interests of the Corporation and to provide the means to the Corporation to attract qualified persons.

The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”) which shall provide for the expiration of such options on a date not later than five (5) years after the issuance of such option. A maximum number of Common Shares equal to 10% of the issued and outstanding Common Shares, from time to time, may be reserved for issue under the Plan provided that options may not be granted to an individual to purchase in excess of 5% of the then outstanding Common Shares. Options issued pursuant to the Plan will have an exercise price determined by the directors of the Corporation provided that the exercise price shall not be less than the price permitted by the TSX Venture Exchange.

Options granted under the Plan are non-transferable and expire the earlier of five (5) years from the date of grant or thirty (30) days (ninety (90) days in the case of directors) from the date the optionee ceases to be an officer, director, employee or consultant of the Corporation. In the event of death of an optionee, or disability or illness preventing the optionee from performing the duties routinely performed by them, options held by such optionee will expire the earlier of five (5) years from the date of grant or one hundred and eighty (180) days from the date of ceasing to be an officer, director, employee or consultant of the Corporation due to disability or death. In the event that an optionee is dismissed as an officer, director, employee or consultant by the Corporation for cause, all unexercised option rights of that individual under the Plan shall immediately terminate and lapse notwithstanding the original term of the option granted to such individual under the Plan.

In the most recently completed financial year, the Corporation did not grant any options to purchase Common Shares to Executive Officers. In the most recently completed financial year, no options were exercised by the Executive Officers of the Corporation.

The following table sets forth options granted to Executive Officers and directors of the Corporation and which are outstanding as at the date hereof.

Group (Number of Person in Group)	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price per Common Share	Market Value of Securities Underlying Option on Date of Grant ($/Security)
Executive Officers and Directors (two)	235,000 200,000	Feb 10, 2000 Sept 3, 2000	Feb 10, 2005 Sept 3, 2005	$0.40 $0.27	$0.30 $0.60 (1)
Directors (one)	180,000 50,000	Feb 10, 2003 Jan 9, 2002	Feb 10, 2008 Jan 9, 2007	$0.20 $0.20	$0.14 $0.25
Total	665,000

Note:

(1) The 10 day trading average at the time of grant was $0.41.

Stock Options/SAR Grants to Named Executive Officer(s) During the Most Recently Completed

Financial Year

The following table sets forth, in accordance with the Regulation to the Securities Act (British Columbia)

information in respect of the grants of option to purchase or acquire securities of the Corporation (whether or not intended with SARs and free standing SARs) and made during the Corporation’s fiscal year ended September 30, 2002 to the Named Executive Officers.

Name and Position	Securities under Options/ SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Fiscal year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SAR’s on the Date of Grant ($/Security)	Expiration Date
Norman B. Hope Chief Executive Officer	nil	n/a	n/a	n/a	n/a
Roy McDonald Chief Financial Officer	nil	n/a	n/a	n/a	n/a

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth, in accordance with the Regulation to the Securities Act (British Columbia), information in respect of each exercise of options and free standing SARs, if any, during the Corporation’s fiscal year ended September 30, 2002 and the financial year end value of unexercised options and SARs for the Named Executive Officers.

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2002 Exercisable/Unexercisable	Value of Unexercised “in the money” Options (1) (2) at September 30, 2002 Exercisable/Unexercisable
Norman B. Hope Chief Executive Officer	nil	nil	218,000	nil/nil
Roy McDonald Chief Financial Officer	nil	nil	217,000	nil/nil

Notes:

(1) Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year-end exceeds the exercise or base price of the option.

(2) The aggregate of the difference between the market value of the Common Shares as at September 30, 2002 and the exercise price of the options.

Long-Term Incentive Plans - Awards in Most Recently Completed fiscal year

The Corporation has not had and does not currently have any long term incentive plans other than options granted from time to time under the Plan (see “Stock Options”).

Stock Option and SAR re-pricing

The Corporation did not make any downward re-pricing of stock options or stock appreciation rights during the fiscal year ended September 30, 2002.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as an Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with the Executive Officers resulting from the resignation, retirement or termination of employment of such persons.

Employment Contracts

The Corporation does not have in place any employment contract between the Corporation or any subsidiary or affiliate thereof and the Named Executive Officers.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

MANAGEMENT CONTRACTS

During the financial year ended September 30, 2002, no management functions of the Corporation were, to any substantial degree, performed by a person or company other than the directors or Executive Officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended September 30, 2002, no director, Executive Officer, senior officer, nominee for election as a director, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or its subsidiary nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or

Executive Officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding fiscal year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

INTEREST OF RELATED PARTIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any insider or related party of the Corporation or associate or affiliate thereof, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1.      Receipt of Financial Statements

The Board of Directors of the Corporation has approved all of the information that accompanies this

Management Information Circular and the audited financial statements of the Corporation for the year ended September 30, 2002, copies of which are delivered herewith.

2.      Fix Number of Directors to be Elected

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at five (5).

3.      Election of Directors

The Corporation currently has five (5) directors and all of those directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation or the provisions of the Business Corporations Act (Alberta).

Name and Residence	Position and Date of Appointment	Present Occupation and Principal Occupation during past 5 years	Number of Common Shares Held or Controlled
Norman Bradburn Hope Princeton, B.C.	President and Director 1988	President of the Corporation	409,557 (2)
Roy McDonald Edmonton, AB (1)	Secretary- Treasurer and Director 1990	Secretary-Treasurer of Corporation	935,727 (2)
June Hope Princeton, B.C. (1)	Director 1991	Director of Corporation	41,500
Scott Walters St. Louis, Missouri (1)	Director 1993	Sales Consultant and Manufacturing Representative	204,000
Philip Bucknell Siesta Key, Florida	Vice-President and Director 2001	Business Consultant	477,000

Notes:

(1) Members of the audit committee. The Corporation does not have an executive committee.

(2) Norman Bradburn Hope and Roy McDonald, directors and officers of the Corporation, are directors and shareholders of

Multivision Holdings Ltd., which holds 4,749,983 Common Shares of the Corporation and is the controlling shareholder of the Corporation.

4.      Appointment of Auditor

Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution re-appointing White Kennedy, Chartered Accountants, Penticton, B.C. as auditor for the Corporation for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of White Kennedy, Chartered Accountants is removed from office or resigns as provided law by the Corporation's By-laws, and authorizing the Board of Directors to fix the compensation of the auditors. White Kennedy, Chartered Accountants have been the auditor of the Corporation since 1994.

5.      Approval of Stock Option Plan

The Corporation is proposing to adopt a new stock option plan (the “New Plan”), attached hereto as Exhibit I, and cancel the current plan of the Corporation adopted in 1990 (“Old Plan”). The Old Plan was drafted in compliance with the rules, as they then were, of the Exchange. As a result, the Old Plan no longer complies with Exchange policies. The New Plan will comply with Exchange policies and will provide flexibility to the Corporation when it desires to grant stock options. The adoption of the New Plan is subject to the approval of the Exchange and the shareholders of the Corporation.

The New Plan is substantially similar to the Old Plan with certain exceptions, including that under the New Plan, the aggregate number of Common Shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Corporation’s issued and outstanding Common Shares at the date of grant. Similarly, under the New Plan, the aggregate number of Common Shares that may be issued pursuant to the exercise of stock options to any one individual in a 12-month period cannot exceed 5% of the issued and outstanding Common Shares of the Corporation.

The board of directors of the Corporation approved the New Plan by a directors’ resolution dated April 28, 2003. The shareholders of the Corporation will be asked to consider and if thought fit, approve an ordinary resolution approving the New Plan. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.

The complete text of the ordinary resolution to be presented to the Meeting for consideration, approval, and adoption, with or without modification, is substantially as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation that:

1.       the stock option plan (the “New Plan”) of the Corporation substantially in the form attached as Exhibit I to the management information circular of the Corporation prepared for the purpose of the Meeting be and is hereby approved and adopted and the termination of the existing stock option plan is hereby approved;

2.       the form of the New Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the

          Corporation;

3.       all issued and outstanding stock options previously granted, including stock options previously granted pursuant to previous stock option plans, be and are continued and are hereby ratified, confirmed and approved;

4.        the board of directors of the Corporation may, at its sole discretion, decide to not act on this special resolution without further approval or authorization from the shareholders of the Corporation; and

5.       any one director or officer of the Corporation is authorized and directed, on behalf of the

          Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

In the absence of contrary direction, the Management Designees, if named as proxy, intend to vote all shares represented by proxies in favour of the ordinary resolution approving the debt settlement arrangements described herein.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions to be brought before the Meeting require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

BOARD APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED this 28 th day of April, 2003.

“Signed”                                                                                             “Signed”

Norman B. Hope                                                                                Roy McDonald

Chief Executive Officer                                                               Chief Financial Officer

EXHIBIT I

STOCK OPTION PLAN

1. Purpose

The purpose of the Stock Option Plan (the “Plan”) of FIRELIGHT CORPORATION, a corporation incorporated under the Business Corporations Act (Alberta) (the “Corporation”) is to advance the interests of the

Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2. Administration

The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the

Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the

Corporation, including options granted under previously approved stock option plans of the Corporation, be and are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3. Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

4. Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation’s authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6. Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries (“Management Company

Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7. Exercise Price

(a) The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b) Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval,

provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8. Number of Optioned Shares

(a) The number of Shares subject to an option granted to any one Participant shall be determined by the

Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b) No single Participant may be granted options to purchase a number of Shares equaling more than 5%

of the issued common shares of the Corporation in any one in any twelve-month period unless the

Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one consultant of the

Corporation (or any of its subsidiaries).

(d) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to employees of the Corporation

(or of any of its subsidiaries) conducting investor relation activities. Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

9. Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange (“TSX-V”) the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1” issuer by the TSX-V, and the maximum term may not exceed 5 years if the Corporation is classified as a “Tier 2” issuer by the TSX-V.

10. Option Period, Consideration and Payment

(a) The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or

Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b) Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion,

determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c) Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d) Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e) The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. No Participant or his legal representatives,

legatees or distributees will be, or will be deemed to be, a holder of any common shares of the

Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11. Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries,

or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant’s services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any

Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12. Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a) by the person or persons to whom the Participant’s rights under the option shall pass by the

Participant’s will or the laws of descent and distribution; and

(b) if and to the extent that he was entitled to exercise the Option at the date of his death.

13. Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14. Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15. Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Shares optioned and the exercise price per Share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the

Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding common shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the Shares subject to all options granted shall immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16. Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the

Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the

Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17. Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan.

Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

18. Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19. Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

20. Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

MADE by the board of directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 28th day of April, 2003, and approved by the shareholders of the Corporation on ________________, 2003.

FIRELIGHT CORPORATION

Per: (signed) “Roy McDonald”

Roy McDonald

FIRELIGHT CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT AND WILL BE USED

AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned, being a shareholder of FIRELIGHT CORPORATION (the "Corporation"), hereby nominates, constitutes and appoints Norman B. Hope, who is Chief Executive Officer and a director of the Corporation, or failing him, Roy McDonald, Chief Financial Officer and a director of the Corporation or in the place and stead of the foregoing, ___________________, the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of the common shares held by the undersigned at the annual general and special meeting of the shareholders of the Corporation to be held on Friday, May 30, 2003 at 3:00 p.m., at the Chamber of Commerce Boardroom, 600 SunLife Place, 10123 - 99 Street, Edmonton, Alberta (the "Meeting") and any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this instrument of proxy in the following manner:

1. FOR    [ ]

AGAINST   [ ]

The fixing of the number of directors of the Corporation at five (5).

2. FOR  [ ]

WITHHOLD [ ]

The election of the directors as nominated by management of the Corporation in the accompanying management information circular prepared for the purpose of the Meeting

("Management Information Circular").

3. FOR  [ ]

WITHHOLD  [ ]

The appointment of White Kennedy, Chartered Accountants as auditor of the Corporation for the ensuing year and authorizing the Board of Directors of the Corporation to fix the auditor's remuneration.

4. FOR  [ ]

WITHHOLD  [ ]

Approving and adopting, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular prepared for the purpose of the

Meeting, relating to a new stock option plan for the Corporation.

To be valid, this proxy must be received by the Corporation’s transfer agent, CIBC Mellon Trust Company, 600, 333 - 7 th Avenue S.W., Calgary, Alberta, T2P 2Z1 , not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED

DATED this ________ day of __________ , 2003.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

NOTES

1. The shares represented by this instrument of proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority for the above named person to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the instrument of proxy or such other matters which may properly come before the Meeting.

2. Each shareholder has the right to appoint a person to represent him at the

Meeting other than the person specified above. Such right may be exercised by striking out the names of Management’s nominees and inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Each shareholder must sign this instrument of proxy exactly the same as the name which is printed, or appears, on the instrument of proxy. Please date the instrument of proxy. If the shareholder is a corporation, the instrument of proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized.

4. If the instrument of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5. If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as his proxy to attend and act at the said Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE

MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE

PROXY WILL BE VOTED FOR SUCH MATTERS.